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                                                                     EXHIBIT 4-M



                                  May 12, 1999

TruServ Corporation
8600 West Bryn Mawr Avenue
Chicago, Illinois  60631
Attention: Chief Financial Officer
           Controller

Ladies and Gentlemen:

     Reference is made to that certain Amended and Restated Note Purchase and Private Shelf Agreement dated as of November 13, 1997 (as amended from time to time, the "NOTE AGREEMENT") between TruServ Corporation, a Delaware corporation formerly known as Cotter & Company (the "COMPANY"), and The Prudential Insurance Company of America and each Prudential Affiliate which pursuant to the terms thereof becomes bound thereby ("PRUDENTIAL"). Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Note Agreement.

     Pursuant to the request of the Company and in accordance with the provisions of paragraph 11C of the Note Agreement, the parties hereto agree as follows:

     SECTION 1. Amendment. From and after the date this letter becomes effective in accordance with its terms, the Note Agreement is amended as follows:

     1.1. Paragraph 10B of the Note Agreement is amended to delete the terms "Consolidated Net Earnings" and "Current Debt" presently appearing therein and to add the following defined terms thereto in appropriate alphabetical order:

          "ASSET BASE" shall mean, as of the last day of any fiscal month, the total of (i) 85% of the remainder of (A) the daily average for such month of the amount of "Accounts and notes receivable, net" as would be shown on the Company's consolidated balance sheet minus (B) all Debt payable to members of the Company plus (ii) 50% of the amount, based on the lower of cost or market value, of "Inventories" as would be shown on the Company's consolidated balance sheet as of the last day of such month plus (iii) the remainder of (x) the Specified Percentage (as defined below) of the amount of "Properties, less accumulated depreciation" as would be shown on the Company's consolidated balance sheet as of the last day of such month minus
     (y) the then outstanding amount of all Indebtedness secured by a Lien on any such properties; provided that the amount determined pursuant to clause
     (ii) (the "INVENTORY AMOUNT") shall be reduced by the amount (if any) necessary so that the Inventory Amount is not more than 45% of the total of clauses (i), (ii) and (iii). For purposes of the foregoing, "SPECIFIED PERCENTAGE" means (a) from April 3, 1999 through December 31, 1999, 50%,
     (b) from January 1, 2000 through December 31, 2000, 40%, (c) from January 1, 2001 through December 31, 2001, 30%, and (d) thereafter, 20%.




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TruServ Corporation
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          "BA CREDIT AGREEMENTS" shall mean (i) the Credit Agreement dated as of
     July 1, 1997 among the Company, Bank of America National Trust and Savings Association, as agent, and the various financial institutions party thereto, as amended from time to time, (ii) the 364-Day Credit agreement dated as of September 30, 1998 among the Company, Bank of America National Trust and Savings Association, as agent, and the various financial institutions party thereto, as amended from time to time, and (iii) any refinancings, renewals or replacements of either of the credit agreements referred to in clauses (i) and (ii) above.

          "CONSOLIDATED NET EARNINGS" shall mean with respect to any period:

          (i) consolidated gross revenues of the Company and its Subsidiaries minus

          (ii) all operating and non-operating expenses of the Company and its Subsidiaries including all charges of a proper character (including current and deferred taxes on income, provision for taxes on unremitted foreign earnings which are included in gross revenues, and current additions to reserves and merger integration costs), provided that it is agreed and understood that the following shall not be included in the calculation of consolidated gross revenues of the Company and its Subsidiaries:

          (a) any gains (net of expenses and taxes applicable thereto) in excess of losses resulting from the sale, conversion or other disposition of capital assets (i.e., assets other than current assets);

          (b) any gains resulting from the appraised write-up of assets;

          (c) any equity of the Company or any subsidiary in the unremitted earnings of any corporation which is not a Subsidiary;

          (d) any earnings of any Person acquired by the Company or any subsidiary through purchase, merger or consolidation or otherwise for any year prior to the year of acquisition; or

          (e) any deferred credit representing the excess of equity in any Subsidiary at the date of acquisition over the cost of the investment in the Subsidiary,

     all determined in accordance with generally accepted accounting principles provided that, to the extent that amounts are deducted from Consolidated Net Earnings during the Company's 1999 fiscal year as a result of SOP 98-5, "Reporting the Costs of Start-up Activities", issued by the American Institute of Certified Public Accountants ("SOP 98-5"), in excess of the amount that would have been deducted absent SOP 98-5, such excess shall be added back to Consolidated Net Earnings.

          "CONTRACTUAL OBLIGATION" shall mean, as to any Person, and provision of any security issued by such Person or of any agreement, undertaking, contract, indenture, mortgage, deed of trust or other instrument, document or agreement to which such

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TruServ Corporation
May 12, 1999
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     Person is a party or by which it or any of its property is bound.

          "CURRENT DEBT" shall mean, with respect to any Person, all Indebtedness of such Person for borrowed money which by its terms or by the terms of any instrument or agreement relating thereto matures on demand or within one year from the date of the creation thereof and is not directly or indirectly renewable or extendible at the option of the debtor to a date more than one year from the date of the creation thereof, provided that (i) borrowings under any revolving credit facility (including, without limitation, the BA Credit Agreements) shall constitute Current Debt and
     (ii) guarantees of Indebtedness of Company members in an aggregate amount not to exceed $20,000,000 shall not constitute Current Debt, so long as no event has occurred the result of which would be to cause or permit such Indebtedness to become due prior to any stated maturity.

          "EBITDA" shall mean, for any period, Consolidated Net Earnings for such period plus, to the extent deducted in computing such Consolidated Net Earnings, interest expense, taxes, depreciation and amortization.

          "FIXED CHARGE COVERAGE RATIO" shall mean, as of the last day of any fiscal quarter, the ratio of:

          (a) the sum, for the period of four consecutive fiscal quarters ending on such day, of (i) Consolidated Net Earnings plus (ii) to the extent deducted in determining such Consolidated Net Earnings, interest expense, operating lease expense, depreciation and amortization, to

          (b) the sum for such period of (i) operating lease expense and (ii) interest expense;

          each as determined for the Company and its Subsidiaries on a consolidated basis.

          "GOVERNMENT AUTHORITY" shall mean any nation or government, any state or other political subdivision thereof, any central bank (or similar monetary or regulatory authority) thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, and any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing.

          "MATERIAL ADVERSE EFFECT" shall mean a material adverse effect on (a) the business, operations, affairs, condition (financial or otherwise), assets, properties or prospects of the Company and its Subsidiaries taken as a whole, or (b) the ability of the Company to perform its obligations under this Agreement and the Notes, or (c) the validity or enforceability of this Agreement or the Notes.

          "PRIVATE PLACEMENT AGREEMENTS" means the several Note Purchase Agreements dated as of September 10, 1998 among the Company and the purchasers listed in Schedule 1 thereto, pursuant to which the Company issued its 6.85% Senior

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May 12, 1999
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     Notes due July 1, 2008 in the original aggregate principal amount of
     $105,000,000, as such agreements may be amended from time to time.

          "RATIO COMPLIANCE DATE" shall mean the first date to occur after April 3, 1999 on which financial statements of the Company have been delivered pursuant to Section 5A showing that for each of the two most recent fiscal quarters of the Company, as reported in such financial statements, the Total Senior Debt to EBITDA Ratio has been below 3.0 to 1.0 as of the last day of such fiscal quarters.

          "SUPPLEMENTAL COUPON ELIMINATION DATE" shall mean the first January 1st or July 1st to occur after the Ratio Compliance Date.

          "TOTAL SENIOR DEBT" shall mean all Debt of the Company and its Subsidiaries other than Subordinated Debt.

          "TOTAL SENIOR DEBT TO EBITDA RATIO" shall mean, as of the last day of any fiscal quarter, the ratio of (a) the remainder of (i) the daily average of the amount of Total Senior Debt outstanding during the last fiscal month of such fiscal quarter minus (ii) the daily average of cash and marketable securities during the last fiscal month of such fiscal quarter to (b) EBITDA for the period of four consecutive fiscal quarters then ending.

          "YEAR 2000 PROBLEM" shall mean the risk that computer applications and embedded microchips in non-computing devices may be unable to recognize and perform properly date-sensitive functions involving certain dates prior to and any date after December 31, 1999.

     1.2 Paragraph 1 of the Note Agreement is amended to add at the end thereof the following paragraph:

          For the period from (and including) April 1, 1999 to (but excluding) the Supplemental Coupon Elimination Date, the Company shall pay to each holder of Notes supplemental interest on the unpaid balance of the aggregate principal amount of the Notes held by it at the rate of 0.50% per annum. Such supplemental interest shall be computed on the basis of a 360 day year of twelve 30 day months and shall be payable on the interest payment due dates for the applicable Notes to which such supplemental interest relates, commencing with the first such interest payment due date on or after the date hereof. To the extent permitted by law, any overdue payment of supplemental interest shall bear interest (payable on demand) at a rate per annum from time to time equal to the greater of (i) 9.60% or
     (ii) 2% over the rate of interest publicly announced by Morgan Guaranty Trust Company of New York from time to time as its "base" or "prime" rate. For the avoidance of doubt, all references in this Agreement to interest shall be deemed to include the supplemental interest payable pursuant to this paragraph (including, without limitation, the references to interest in Paragraphs 4, 7A(ii), and 10A).

     1.3 Paragraph 5A of the Note Agreement is amended by (a) deleting the word "and" immediately after clause 5A(iii), (b) renumbering clause (iv) as clause
(vii), and (c) inserting the following new clauses (iv), (v) and (vi):



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TruServ Corporation
May 12, 1999
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          (iv) promptly, such information or documentation as any such holder of
          Notes may request from time to time regarding the efforts of the Company and its Subsidiaries to address the Year 2000 Problem;

          (v) promptly, and in any event within five Business Days after a Responsible Officer becoming aware of any of the following, a written notice to you setting forth the nature of any of the following matters that has resulted or may reasonably be expected to result in a Material Adverse Effect: (a) any breach or non-performance of, or any default under, a Contractual Obligation of the Company or any Subsidiary; (b) any dispute, litigation, investigation, proceeding or suspension between the Company or any Subsidiary and any Governmental Authority; or (c) the commencement of, or any material development in, any litigation or proceeding affecting the Company or any Subsidiary including pursuant to any applicable Environmental Laws;

          (vi) together with each delivery on or prior to the Ratio Compliance Date of financial statements required by clauses (i) and (ii) above relating to each of the periods covered by the projections attached hereto as Schedule 8B, the Company will deliver to each such holder of Notes a management's discussion and analysis (x) discussing the results of such period and (y) showing all the variances from such projections that occurred in such period and explaining in reasonable detail the reasons therefor and

     1.4 Paragraph 6B(1)(x) of the Note Agreement is amended to read as follows:

          (x) other Liens securing Funded Debt (other than Funded Debt that constitutes Subordinated Debt); provided, however, that (a) such Funded Debt is permitted by the provisions of paragraph 6B(2) and (b) the aggregate amount of all Secured Funded Debt outstanding together with all Funded Debt of any Subsidiary (other than as permitted by clause (i) of paragraph 6B(2)) does not at any time exceed (A) prior to the Ratio Compliance Date, $25,000,000 and (B) on and after the Ratio Compliance Date, an amount equal to ten percent (10%) of Consolidated Total Assets.

     1.5 Paragraph 6B(2) of the Note Agreement is amended by (a) amending Paragraph 6B(2)(iii) in its entirety to read as follows:

          (iii) Senior Funded Debt of the Company and its Subsidiaries, so long as (a) the aggregate principal amount of consolidated Senior Funded Debt does not exceed at any time (I) through (and including) December 31, 1999 an amount equal to sixty per cent (60%) of Consolidated Capitalization,
     (II) from (and including) January 1, 2000 through (and including) July 1, 2000 an amount equal to fifty-eight per cent (58%) of Consolidated Capitalization, (III) from (and including) July 2, 2000 through (and including) June 30, 2001 an amount equal to fifty-five per cent (55%) of Consolidated Capitalization and (IV) after June 30, 2001 an amount equal to fifty per cent (50%) of Consolidated Capitalization; and (b) the aggregate amount of all Funded Debt of Subsidiaries (excluding that permitted by clause (I) of this paragraph 6B(2)), together with all Secured Funded Debt does not exceed 10% of Consolidated Total Assets (it being understood that for purposes of this clause (iii) Consolidated Capitalization and Consolidated Total Assets shall be measured as of the later of (x) the end of the Company's most recent quarterly period and (y) any other date as of which the Company has prepared and delivered to each holder of the


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TruServ Corporation
May 12, 1999
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     Notes that is an Institutional Investor a consolidated balance sheet of the
     Company and its Subsidiaries).

and (b) by adding the following paragraph at the end of Paragraph 6B(2):

          Without limiting the foregoing provisions of this paragraph 6B(2), the Company shall not permit the aggregate principal amount of all Debt of the Company and its Subsidiaries (other than (i) Debt hereunder, (ii) Debt under the BA Credit Agreements referred to in clauses (i) and (ii) of the definition thereof (without giving effect to any amendments thereto that would increase the amounts that may be borrowed thereunder), (iii) Debt referred to on Schedule 6A2 which was outstanding on March 25, 1999 and
     (iv) Subordinated Debt owed to members of the Company) to exceed $35,000,000 at any time prior to the Ratio Compliance Date.

          1.6 Paragraph 6C of the Note Agreement is amended in its entirety to read as follows:

          6C. RATIO OF ASSET BASE TO DEBT. The Company will not permit, at any time prior to the Ratio Compliance Date, the ratio of (a) the Asset Base as of the last day of any fiscal month to (b) the remainder of
          (i) the daily average of the amount of Total Senior Debt outstanding during the fiscal month ending on such date minus (ii) the daily average of cash and marketable securities during the fiscal month ending on such date to be equal to or less than the applicable ratio set forth below:

          Fiscal Month(s) Ending             Ratio

          04/3/99 through 05/29/99           1.10 to 1
          07/3/99 through 10/2/99            1.15 to 1
          10/30/99 through 12/31/99          1.20 to 1
          01/29/00                           1.10 to 1
          2/26/00 through 12/31/00           1.20 to 1
          01/27/01                           1.10 to 1
          2/24/01 through 12/31/01           1.20 to 1
          01/26/02                           1.10 to 1
          2/23/02 and thereafter             1.20 to 1

          1.7 Paragraph 6H of the Note Agreement is amended in its entirety to read as follows:

          6H. FIXED CHARGE COVERAGE RATIO. The Company shall not permit the Fixed Charge Coverage Ratio as of the end of any fiscal quarter to be less than the applicable ratio set forth below:

          Fiscal Quarter Ending                       Ratio

          4/3/99                                      1.30 to 1.00
          7/3/99                                      1.35 to 1.00
          10/2/99                                     1.50 to 1.00
          12/31/99                                    1.85 to 1.00
          4/1/00                                      2.00 to 1.00
          7/1/00                                      2.15 to 1.00
          9/30/00 and thereafter                      2.25 to 1.00

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TruServ Corporation
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     1.8 (a) Paragraph 7A(ii) of the Note Agreement is amended by deleting the phrase "10 days" appearing therein and inserting in place thereof the phrase "3 days"; and (b) Paragraph 7A(iii) is amended by deleting the amount "$7,000,000" appearing therein and inserting in place thereof the amount "$5,000,000."

     1.9 (a) Paragraph 8B is amended by adding the following paragraph at the end thereof:

          The projections relating to the Company and its Subsidiaries for the two-year period 1999-2000, a copy of which is attached hereto as Schedule 8B, disclose all material assumptions used in formulating such projections. The Company is not aware of any facts that (individually or in the aggregate) would result in any material change in any of such projections. Such projections have been prepared on the basis of the assumptions stated therein (all of which were made by the Company in good faith), and reflect the reasonable estimates of the Company of the financial condition, results of operations and other information projected therein.

          (b) Paragraph 8 is also amended by adding a new paragraph after Paragraph 8P as follows:

     8Q. YEAR 2000 PROBLEM. The Company and its Subsidiaries (a) have reviewed the areas within their business and operations which could be adversely affected by, and have developed or are developing a program to address on a timely basis, the Year 2000 Problem and (b) have made appropriate inquiries as to the effect the Year 2000 Problem will have on their material suppliers and customers. Based on such a review, program and inquiries, the Company reasonably believes that the Year 2000 Problem will not have a Material Adverse Effect.

     1.10 Paragraph 11 of the Note Agreement is amended by adding a new paragraph 11T at the end thereof as follows:

     11T. COMPANY INDEMNIFICATION. Whether or not the transactions contemplated by this Agreement are consummated, the Company shall indemnify and hold you and each of your respective officers, directors, employees, counsel, agents and attorneys-in-fact (each an "INDEMNIFIED PERSON") harmless from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, charges, expenses and disbursements (including attorney's fees and expenses of any kind or nature whatsoever which may at any time (including at any time following repayment, or transfer by you, of the Notes) be imposed on, incurred by or asserted against any such Person in any way relating to or arising out of this Agreement, or the Notes or any document contemplated by or referred to herein or therein, or the transactions contemplated hereby or thereby, or any action taken or omitted by any such Person under or in connection with any of the foregoing, including with respect to any investigation, litigation or proceeding (including any bankruptcy, insolvency, reorganization or other similar proceeding or any appellate proceeding) related to or arising out of this Agreement or the Notes or the use of the proceeds thereof, whether or not an Indemnified Person is a party thereto (all the foregoing, collectively, the "INDEMNIFIED LIABILITIES") provided that the Company shall not have obligation under this Paragraph 11T to any Indemnified Person with respect to Indemnified Liabilities resulting solely from the gross negligence or willful misconduct of such Indemnified Person.


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TruServ Corporation
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     1.11 The Schedule 6B2 and the Schedule 8B attached to this letter are added to the Agreement as Schedule 6B2 and Schedule 8B, respectively.

     SECTION 2. Representations and Warranties. The Company represents and warrants to each of the undersigned that, after giving effect hereto (a) each representation and warranty set forth in Paragraph 8 (including without limitation, Paragraph 8B) of the Note Agreement is true and correct as of the date of the execution and delivery of this letter by the Company with the same effect as if made on such date (except to the extent such representations and warranties expressly refer to an earlier date, in which case they were true and correct as of such earlier date) and (b) no Event of Default or Default exists.

     SECTION 3. Effectiveness. The amendments described in Section 1 above shall become effective on the date when (the "EFFECTIVE DATE") each Purchaser has received:

          (a) the fees referred to in Section 4 below and all costs and expenses of such Purchaser in connection with this letter;

          (b) the following documents, each (including, with limitation, those referred to in clause (ii) below) in a form and substance satisfactory to the Purchasers:

               (i) counterparts of this letter agreement executed by the Company and the Purchasers;

               (ii) certified copies of each of the BA Credit Agreements and the Private Placement Agreements (as such terms are defined in Section 1.1 above); and

               (iii) such other documents or certificates as the Purchasers may reasonably request; and

          (c) All corporate and other proceedings in connection with the transactions contemplated by this letter agreement shall be satisfactory to the Purchasers and its counsel, and the Purchasers shall have received all such counterpart originals or certified or other copies of such documents as they may reasonably request.

     SECTION 4. Fees. In consideration of the Purchasers entering into this letter agreement, the Company agrees to pay, on or before the Effective Date,
(i) to Prudential a processing fee of $75,000, and (ii) ratably to Prudential and the Prudential Affiliates who are holders of notes issued by the Company an aggregate fee of $395,000.

     SECTION 5. Reference to and Effect on Note Agreement. Upon the effectiveness of this letter, each reference to the Note Agreement in any other document, instrument or agreement shall mean and be a reference to the Note Agreement as modified by this letter. Except as specifically set forth in
Section 1 hereof, the Note Agreement shall remain in full force and effect and is hereby ratified and confirmed in all respects.

     SECTION 6. Governing Law. THIS LETTER SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF ILLINOIS, WITHOUT REGARD TO PRINCIPLES OF CONFLICT OF LAWS OF SUCH


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May 12, 1999
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STATE.


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     SECTION 7. Counterparts; Section Titles. This letter may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute but one and the same instrument. The section titles contained in this letter are and shall be without substance, meaning or content of any kind whatsoever and are not a part of the agreement between the parties hereto.

                             Very truly yours,


                             THE PRUDENTIAL INSURANCE
                                COMPANY OF AMERICA


                             By:______________________________
                                        Vice President



                             PRUCO LIFE INSURANCE COMPANY


                             By:______________________________
                                        Vice President



                             U.S. PRIVATE PLACEMENT FUND

                             By: Prudential Private Placement
                                   Investors, L.P., Investment Advisor


                             By: Prudential Private Placement
                                   Investors, Inc., its General Partner


                             By:______________________________
                                         Vice President



AGREED AND ACCEPTED:

TRUSERV CORPORATION


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TruServ Corporation
May 12, 1999
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By:
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Title:
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